WILLIAMS LAW GROUP, P.A.

2503 W. Gardner Ct.

Tampa FL 33611

Phone:  813-831-9348

Fax:  813-832-5284

January 16, 2006

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Re: Sputnik, Inc.

Registration Statement on Form SB-2

Amendment No. 5.

File No. 333-126158

Dear Mr. Kluck:

On behalf of Sputnik, Inc., we have filed on EDGAR a clean and marked Amendment No. 5 to the above registration statement.

This Amendment is filed pursuant to our telephone call with you on January 13, 2006.

We believe that we have adequately addressed all concerns and comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.